UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

51job, Inc.
(Name of the Issuer)

51job, Inc.
Garnet Faith Limited
DCP Capital Partners II, L.P.
Oriental Poppy Limited
Mr. Nanyan Zheng
Mr. Tianyi Jiang
Alliance Ascend GP Limited
Alliance Ascend L.P.
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Ascend Holding Limited
Ocean Ascend Limited
Mr. Rick Yan
RY Holdings Inc.
RY Elevate Inc.
51 Elevate Limited
Recruit Holdings Co., Ltd.
Ms. Kathleen Chien
LLW Holding Ltd.
(Names of Persons Filing Statement)
Common Shares, par value US$0.0001 per share
American Depositary Shares, each representing one Common Share
(Title of Class of Securities)
316827104
(CUSIP Number)
51job, Inc. Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888	Garnet Faith Limited DCP Capital Partners II, L.P. Oriental Poppy Limited c/o DCP Capital 21/F, York House, The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 2878 9193

Nanyan Zheng
Tianyi Jiang
Alliance Ascend GP Limited
Alliance Ascend L.P.
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Ascend Holding Limited
Ocean Ascend Limited
Unit 2823, 28/F, AIA Central
1 Connaught Road, Central
Hong Kong
Tel: +852 3651 6101
Recruit Holdings Co., Ltd. GranTokyo South Tower 1-9-2 Marunouchi, Chiyoda-ku Tokyo 100-6640 Japan Tel: +81 3 6835 1111	Rick Yan RY Holdings Inc. RY Elevate Inc. 51 Elevate Limited Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888
Kathleen Chien Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888	LLW Holding Ltd. c/o 20F, Tower C Star City International Plaza 10 Jiuxianqiao Road, Chaoyang District Beijing 100016 People’s Republic of China Tel: +86 10 5827 3388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Miranda So, Esq. Davis Polk & Wardwell LLP The Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852 2533 3373	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor ICBC Tower 3 Garden Road, Central Hong Kong Tel: +852 2514 7600
Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
People’s Republic of China
Tel: +86 10 5828 6318

Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Daniel Dusek, Esq. Joseph Raymond Casey, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Tel: +1 212 558 4000

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
51job, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the common shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (the “ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
Garnet Faith Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(c)
DCP Capital Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“DCP Fund”);

(d)
Oriental Poppy Limited, a company incorporated under the laws of the British Virgin Islands (“Oriental Poppy” and, together with DCP Fund, collectively “DCP”);

(e)
Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”);

(f)
Mr. Tianyi Jiang, a permanent resident of Hong Kong (“Mr. Jiang”);

(g)
Alliance Ascend GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Alliance Ascend GP”);

(h)
Alliance Ascend L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Alliance Ascend Fund”);

(i)
Ocean Link Partners II GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link GP”);

(j)
Ocean Link Partners II GP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Partners”);

(k)
Ocean Link Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Fund II”);

(l)
Ocean Ascend Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ocean Link Holdco”);

(m)
Ocean Ascend Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean Link SPV” and, together with Mr. Zheng, Mr. Jiang, Alliance Ascend GP, Alliance Ascend Fund, Ocean Link GP, Ocean Link Partners, Ocean Link Fund II and Ocean Link Holdco, collectively “Ocean Link” or the “Ocean Link Filing Persons”);

(n)
Mr. Rick Yan, the chief executive officer of the Company (“Mr. Yan”);

(o)
RY Holdings Inc., a company incorporated under the laws of the British Virgin Islands (“RY Holdings”);

(p)
RY Elevate Inc., a company incorporated under the laws of British Virgin Islands (“RY Elevate”);

(q)
51 Elevate Limited, a company incorporated under the laws of the British Virgin Islands (“51 Elevate”);

(r)
Recruit Holdings Co., Ltd., a company incorporated under the laws of Japan (“Recruit”);

(s)
Ms. Kathleen Chien, the chief operating officer and acting chief financial officer of the Company (“Ms. Chien”); and

(t)
LLW Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“LLW Holding”).

Filing Persons (b) through (q) are collectively referred to herein as the “Buyer Consortium,” Filing Persons (n), (o), (p), (s) and (t) are collectively referred to herein as the “Management Continuing Shareholders,” Recruit and the Management Continuing Shareholders are collectively referred to herein as the “Continuing Shareholders,” and Filing Persons (b) through (t) are collectively referred to herein as the “Participants.”
On June 21, 2021, Merger Sub and the Company entered into an agreement and plan of merger between Merger Sub and the Company (the “Original Merger Agreement”), as amended by amendment No. 1 to agreement and plan of merger, dated as of March 1, 2022, between the Company and Merger Sub (“Amendment No. 1 to the Original Merger Agreement,” and the Original Merger Agreement, as so amended and as may be further amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (the “Surviving Company”).
Under the terms of the Merger Agreement, if the Merger is completed, at the effective time of the Merger (the “Effective Time”), (a) each Share (other than Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$61.00 per Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Share represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive, upon surrender, US$61.00 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated as of August 8, 2014, among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and all holders from time to time of American depositary receipts issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) held by the Company or any of its subsidiaries, (ii) Shares (including ADSs corresponding to such Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below) (Shares described under the foregoing (i) and (ii) are collectively referred to herein as the “Excluded Shares”), (iii) certain Shares (including Shares represented by ADSs) held by the Continuing Shareholders (the “Continuing Shares”), and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”). The Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Continuing Shares will not be cancelled and will remain outstanding and continue to exist without interruption as the same number of validly issued, fully paid and non-assessable shares of the Surviving Company and the Continuing Shareholders will not receive any payment of consideration therefor. The Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.
In addition, at the Effective Time, the Company will (a) instruct the ADS Depositary to provide the registered holders of ADSs with the 30 days’ notice required in order to terminate the Company’s ADS program, (b) terminate the Company’s 2009 Share Option Plan adopted in 2009 and 2015 Share Incentive Plan adopted in 2015 (as amended and restated, collectively, the “Company Share Plans”) and all relevant award agreements entered into under the Company Share Plans, and (c) cancel all options to purchase Shares (the “Company Options”) granted under the Company Share Plans that are then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) (x) each Company Option held by each of Mr. David Chao, Mr. Eric He and Mr. Li-Lan Cheng, whether vested or unvested, that is outstanding immediately prior to the Effective Time and (y) each Company Option (other than the Company Options listed in Schedule 1 to Amendment No. 1 to the Original Merger Agreement) that has become vested on or prior to September 30, 2021 and remains outstanding at the Effective Time (each Company Option described under the foregoing (x) and (y), a “Vested Company Option”), that is cancelled at the Effective Time will have the right to receive, from the Surviving Company or one of its subsidiaries, an amount in cash, equal to the product of (A) the excess, if any, of US$61.00 over the applicable per share exercise price of such Vested Company Option and (B) the number of Shares underlying such Vested Company Option; and (ii) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) that is cancelled at the Effective Time will be exchanged for an employee incentive award pursuant to terms and conditions to be determined by the Surviving Company, which will be substantially the same as the terms and conditions (including as to vesting) under the Company Share Plans and the award agreement with respect to such Unvested Company Option.
In order for the Merger to be completed, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company’s shareholders, which requires the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act. Neither the Cayman Islands Companies Act nor the Merger Agreement requires the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to be authorized or approved by holders of a majority of the Company’s outstanding Shares unaffiliated with the Participants.
As of the date of this Schedule 13E-3, the Continuing Shareholders and their affiliates collectively beneficially own an aggregate of 38,998,772 Shares, including Shares represented by ADSs, which represent approximately 56.2% of the total issued and outstanding Shares (excluding Shares issued to the ADS Depositary and reserved for exercise of outstanding Company Options, other than outstanding Company Options held by the Continuing Shareholders or their affiliates that will vest within 60 days from the date of this Schedule 13E-3). Pursuant to the terms of (a) the support agreement dated as of June 21, 2021, by and among the Management Continuing Shareholders and Merger Sub and (b) the support agreement dated as of June 21, 2021 (as amended by amendment No. 1 dated March 1, 2022), by and among Recruit, Merger Sub and the other parties thereto, each Continuing Shareholder will vote all Shares beneficially owned by such Continuing Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting of shareholders of the Company.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Schedule 13E-3), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B, respectively, and are incorporated herein by reference.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person.

Item 1   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information
(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“The Extraordinary General Meeting — Share Record Date; Shares and ADSs Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the ADSs, Dividends and Other Matters — Market Price of the ADSs”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the ADSs, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs”

•
“Special Factors — Related Party Transactions”

Item 3   Identity and Background of Filing Person
(a)
Name and Address.   51job, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)(1)
Material Terms — Tender Offers. Not applicable.

(a)(2)
Material Terms — Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors”

•
“The Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(d)
Dissenters’ Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Dissenters’ Rights of Shareholders and ADS Holders”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Dissenters’ Rights”

•
“Dissenters’ Rights”

•
“Annex D — Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Shares and ADSs”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interim Investors Agreement”

•
“Summary Term Sheet — Support Agreements”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interim Investors Agreement”

•
“Special Factors — Support Agreements”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Special Factors — Voting by the Participants at the Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Transactions in the Shares and ADSs”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)(1)-(8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger Is Not Completed”

•
“Special Factors — Effects of the Merger on the Company’s Net Book Value and Net Earnings”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Material U.S. Federal Income Tax Consequences”

•
“Special Factors — Material PRC Income Tax Consequences”

•
“Special Factors — Material Cayman Islands Tax Consequences”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 8   Fairness of the Transaction
(a)-(b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Participants as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinions of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Prior Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor dated March 1, 2022”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex C — Opinion of Duff & Phelps as Financial Advisor”

(c)
Approval of Shareholders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“The Extraordinary General Meeting — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Prior Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor dated March 1, 2022”

•
“Annex C — Opinion of Duff & Phelps as Financial Advisor”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinions of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Prior Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor dated March 1, 2022”

•
“Annex C — Opinion of Duff & Phelps as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Prior Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor dated March 1, 2022”

•
“Annex C — Opinion of Duff & Phelps as Financial Advisor”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger — Merger Sub Financing”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Support Agreements”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Support Agreements”

•
“Special Factors — Voting by the Participants at the Extraordinary General Meeting”

•
“The Extraordinary General Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Participants as to the Fairness of the Merger”

•
“Summary Term Sheet — Support Agreements”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Support Agreements”

•
“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information.   The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and 2019 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2020, filed on April 23, 2021 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“The Extraordinary General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(c)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)
Proxy Statement of the Company dated March 29, 2022.

(a)-(2)
Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)
Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)
Form of ADS Voting Instruction Card, each incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)
Press Release issued by the Company, dated June 21, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 22, 2021.

(a)-(6)
Press Release issued by the Company, dated November 8, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 8, 2021.

(a)-(7)
Press Release issued by the Company, dated January 12, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2022.

(a)-(8)
Press Release issued by the Company, dated March 1, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 2, 2022.

(b)-(1)
Debt Commitment Letter, dated June 21, 2021, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.2 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(b)-(2)
Debt Commitment Letter, dated June 21, 2021, by and between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.3 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(b)-(3)
Facilities Agreement, dated October 21, 2021, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D filed by Mr. Yan with the SEC on November 1, 2021.

(b)-(4)
Amendment to Facilities Agreement, dated March 1, 2022, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.7 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(5)
Facility Agreement, dated October 28, 2021, between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by Mr. Yan with the SEC on November 1, 2021.

(b)-(6)
Amendment to Facility Agreement, dated March 1, 2022, between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.8 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(7)**
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and between DCP Fund and Merger Sub.

(b)-(8)**
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and between Ocean Link Fund II and Merger Sub.

(b)-(9)
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and among RY Holdings, RY Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.2 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(10)
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and among 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.3 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(c)-(1)*
Opinion of Duff & Phelps, a Kroll business operating as Kroll, LLC, dated June 21, 2021.

(c)-(2)*
Discussion materials prepared by Duff & Phelps, a Kroll business operating as Kroll, LLC, for discussion with the special committee of the board of directors of the Company, June 21, 2021.

(c)-(3)
Opinion of Duff & Phelps, a Kroll business operating as Kroll, LLC, dated March 1, 2022, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)**
Discussion materials prepared by Duff & Phelps, a Kroll business operating as Kroll, LLC, for discussion with the special committee of the board of directors of the Company, dated March 1, 2022.

(d)-(1)
Agreement and Plan of Merger, dated June 21, 2021, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)
Amendment No. 1 to Agreement and Plan of Merger, dated March 1, 2022, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)
Support Agreement, dated June 21, 2021, by and among Merger Sub, Mr. Yan, RY Holdings, RY Elevate, Ms. Chien and LLW Holding, incorporated herein by reference to Exhibit 99.6 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(4)
Support Agreement, dated June 21, 2021, by and among Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate, incorporated herein by reference to Exhibit 99.7 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(5)
Amendment No. 1 to Support Agreement, dated March 1, 2022, by and among Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate, incorporated herein by reference to Exhibit 99.5 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(d)-(6)**
Consent Letter, dated March 1, 2022, from the Company to Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate.

(d)-(7)**
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by DCP Fund in favor of the Company.

(d)-(8)**
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by Ocean Link Fund II in favor of the Company.

(d)-(9)
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by Recruit in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Amendment No. 12 to Schedule 13D filed by Recruit with the SEC on March 2, 2022.

(d)-(10)
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by RY Holdings and RY Elevate in favor of the Company, incorporated herein by reference to Exhibit 99.6 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(d)-(11)
Interim Investors Agreement, dated June 21, 2021, by and among Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy, Ocean Link SPV, 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.8 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(12)
Amendment No. 1 to Interim Investors Agreement, dated March 1, 2022, by and among Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy, Ocean Link SPV, 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.4 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(f)-(1)
Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights.”

(f)-(2)
Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238, incorporated herein by reference to Annex D to the Proxy Statement.

(g)
Not applicable.

107**
Filing Fee Table.

*
Previously filed on July 6, 2021.

**
Previously filed on March 7, 2022.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2022
51job, Inc.
By:
/s/ Li-Lan Cheng

Name: Li-Lan Cheng
Title:  Member of the Special Committee
Garnet Faith Limited
By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
DCP Capital Partners II, L.P.
By:
DCP General Partner II, Limited, its general partner

By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
Oriental Poppy Limited
By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
Nanyan Zheng
/s/ Nanyan Zheng

Tianyi Jiang
/s/ Tianyi Jiang

Alliance Ascend GP Limited
By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:    Director
Alliance Ascend L.P.
By:
Alliance Ascend GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:    Director

Ocean Link Partners II GP Limited
By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:     Director
Ocean Link Partners II GP, L.P.
By:
Ocean Link Partners II GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:     Director
Ocean Link Partners II, L.P.
By:
Ocean Link Partners II GP, L.P., its general partner

By:
Ocean Link Partners II GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Ocean Ascend Holding Limited
By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Ocean Ascend Limited
By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Rick Yan
/s/ Rick Yan

RY Holdings Inc.
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director
RY Elevate Inc.
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director
51 Elevate Limited
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director

Recruit Holdings Co., Ltd.
By:
/s/ Masumi Minegishi

Name: Masumi Minegishi
Title:  Representative Director, Chairperson
Kathleen Chien
/s/ Kathleen Chien

LLW Holding Ltd.
By:
/s/ Tao Wang

Name: Tao Wang
Title:  Director